TOMBSTONE EXPLORATION CORPORATION

1515 Redtop Road

PO Box 1280

Tombstone, AZ 85638

November 24, 2008

William Thompson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

File No. 0-29922

SEC Comment letter dated October 28, 2008

Dear Mr. Thompson:

On behalf of Tombstone Exploration Corporation (the “Company”), a Canadian corporation, pleased advise be advised that we have received and reviewed your letter of October 28, 2008 pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, as filed with the Securities & Exchange Commission (the “Commission”) on July 15, 2008.

The Company intends to file a response in DRAFT form for your review by no later than Monday, December 1, 2008.  We apologize for any inconvenience caused by this delay.

Thank you for your courtesies. Please contact Luis Carrillo at (619) 399-3102 with any questions.

Very truly yours,

/s/ ALAN M. BROWN

Alan M. Brown, CEO